UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)

América Móvil, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)
American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

02364W105 for L Share ADSs1
02364W204 for A Share ADSs2

(CUSIP Number)

Rafael Robles Miaja
Bufete Robles Miaja, S.C.
Bosque de Alisos No. 47 A PB
Colonia Bosques de las Lomas,
México 05120, Distrito Federal
(5255) 1105-1301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 4, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)
(Page 1 of 6 Pages)

______________________________
1           CUSIP number is for the L Share ADSs only.  No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.
2           CUSIP number is for the A Share ADSs only.  No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 2 of 6 Pages

Explanatory Note

This Amendment No. 27 (the “Twenty-Seventh Amendment”) amends certain information erroneously included in Amendment No. 26 (the “Twenty-Sixth Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2001, as subsequently amended (the “Schedule 13D”), by the Reporting Persons (as defined in the Twenty-Sixth Amendment), with respect to the American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares  (“L Shares”), and the American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares  (“A Shares”), of América Móvil, S.A.B. de C.V. (the “Issuer”).  This Twenty-Seventh Amendment amends Item 5(a) of the Twenty-Sixth Amendment as set forth below and does not modify any other information previously reported on Schedule 13D.  Capitalized terms used but not otherwise defined in this Twenty-Seventh Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

1.           Item 5(a).  In footnote 13 of Item 5(a) of the Twenty-Sixth Amendment, the Reporting Persons did not correctly reflect the number of L Shares owned directly by the Control Trust as of the date of filing of the Twenty-Sixth Amendment.  Accordingly, the Reporting Persons hereby amend and restate Item 5(a) of the Twenty-Sixth Amendment to reflect the L Shares owned directly by the Control Trust as of the date of the filing of the Twenty-Sixth Amendment as follows:

“(a)           The Reporting Persons have the following interests in A Shares and L Shares:

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	-	0.0%	5,840,611,434	9.7%
Carlos Slim Domit(4)	-	0.0%	17,761,875,290	29.5%
Marco Antonio Slim Domit(5)	-	0.0%	17,764,196,068	29.5%
Patrick Slim Domit(6)	-	0.0%	18,413,791,895	30.6%
María Soumaya Slim Domit(7)	-	0.0%	16,951,535,178	28.2%
Vanessa Paola Slim Domit(8)	-	0.0%	17,063,829,314	28.4%
Johanna Monique Slim Domit(9)	-	0.0%	17,071,802,311	28.4%
GFI(10)	-	0.0%	696,312,020	1.2%
Inmobiliaria Carso(11)	-	0.0%	2,698,490,986	4.5%
Telmex Trust(12)	-	0.0%	1,585,224,748	2.6%
Telnor Trust(12)	-	0.0%	40,763,430	0.1%
Fundación Telmex(12)	-	0.0%	168,049,532	0.3%
Fundación Carlos Slim(12)	-	0.0%	374,514,510	0.6%
Instituto Carlos Slim de la Salud(12)	-	0.0%	38,693,200	0.1%
Control Trust(13)	-	0.0%	14,192,233,274	23.6%

(1)
Based upon 730,383,238 A Shares outstanding as of July 18, 2012, as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).  Includes A Shares held in the form of A Share ADSs.

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 3 of 6 Pages

(2)
Based upon 51,997,531,102 L Shares outstanding as of July 18, 2012, as reported by the Mexican Stock Exchange.  Includes L Shares held in the form of L Share ADSs.  L Share totals and percentages assume that all of the A Shares and 8,194,123,260 AA Shares (which is the maximum number of AA Shares that can be converted to L Shares) held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of the Schedule 13D.

(3)
Includes 2,445,808,428 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 782,880,126 AA Shares) owned directly by Carlos Slim Helú and shares owned by GFI and Inmobiliaria Carso.

(4)
Includes 2,213,920,468 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Carlos Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(5)
Includes 2,216,241,246 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Marco Antonio Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(6)
Includes 3,638,209,413 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 1,419,360,898 AA Shares) owned directly by Patrick Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(7)
Includes 756,601,792 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 9,994 AA Shares) owned directly by María Soumaya Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.

(8)
Includes 891,695,928 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 22,809,994 AA Shares) owned directly by Vanessa Paola Slim Domit and jointly with her spouse.

(9)
Includes 916,257,873 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 39,398,942 AA Shares) owned directly by Johanna Monique Slim Domit and jointly with her spouse.

(10)	Includes shares owned by trusts managed by GFI for the benefit of employees of entities controlled by the Slim Family and 2,668,612 A Shares converted into L Shares by GFI on January 13, 2012.

(11)	Includes shares owned by subsidiaries of Inmobiliaria Carso.

(12)	Shares disclaimed by the Slim Family.

(13)
Includes 5,998,110,014 L Shares and 8,194,123,260 AA Shares, which are assumed to have been converted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, held for the benefit of the Slim Family.”

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

________________________________
Carlos Slim Helú

________________________________
Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
Eduardo Valdés Acra
________________________________	Attorney-in-Fact
Marco Antonio Slim Domit	September 4, 2012

________________________________
Patrick Slim Domit

________________________________
María Soumaya Slim Domit

________________________________
Vanessa Paola Slim Domit

________________________________
Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 5 of 6 Pages

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

INSTITUTO CARLOS SLIM DE LA SALUD, A.C.
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact

CUSIP No. 02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 6 of 6 Pages

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0126
________________________________
By: Eduardo Valdés Acra
Title: Attorney-in-Fact